Exhibit 99.1

Algoma Steel Announces Extension of Iron Ore Contract with U. S. Steel to Support Transition to Electric Arc Steelmaking

SAULT STE. MARIE, Ontario, October 2, 2023 — Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced a two-year extension of its existing iron ore purchase contract with United States Steel Corporation (“U. S. Steel”) (NYSE: X), with an option to further extend for a third year solely at Algoma’s discretion. The extended purchase contract is anticipated to cover the expected volumes of iron ore required to complete Algoma’s transition from blast furnace to electric arc furnace (“EAF”) steelmaking.

The extension with U. S. Steel represents another strategic milestone for Algoma as it continues on its transformative journey toward sustainable steel production through electric arc steelmaking.

Michael Garcia, Algoma’s Chief Executive Officer, commented, “We are excited to extend our partnership with U. S. Steel, which we believe not only reinforces our strong collaboration but also aligns with our broader mission of transitioning to more sustainable steelmaking practices. We believe that the extension of this agreement provides the foundation for a reliable supply chain and uninterrupted access to essential raw materials to meet our production capacity and service the demands of our valued customers throughout North America.”

Algoma’s transition to EAF steelmaking marks a significant step towards reducing its carbon footprint and contributing to a greener and more sustainable future. This commitment to innovation and environmental stewardship demonstrates Algoma’s dedication to playing a leading role in the industry’s transition toward a low-carbon economy.

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding the supply of raw materials and other key inputs in the steelmaking process, Algoma’s transition to EAF steelmaking and the impact of the contract with U. S. steel thereon, and resulting reduction in carbon emissions and Algoma’s carbon footprint, Algoma’s future as a leading producer of green steel, transformation journey, ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes, plans or future financial or operating performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “towards,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

under the Company’s SEDAR+ profile at www.sedarplus.ca) and with the U.S. Securities and Exchange Commission (the “SEC”), as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

For more information, please contact:

Michael Moraca

Treasurer & Investor Relations Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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